                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 2)

                         ------------------------------

                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                         ------------------------------

                       SHL TELEMEDICINE ACQUISITION CORP.
          an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd.
                                       and
                              SHL TELEMEDICINE LTD.
                      (Name of Filing Persons -- Offerors)

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                         ------------------------------

                                    755107109
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                  Erez Nachtomy
                              SHL TeleMedicine Ltd.
                               90 Igal Alon Street
                             Tel Aviv, Israel 67891
                                + 972-3-561-2212
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

                         ------------------------------

                                   Copies to:
                            Andrew C. Freedman, Esq.
                              Roy L. Goldman, Esq.
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                            CALCULATION OF FILING FEE
================================================================================
 Transaction Valuation*                              Amount of Filing Fee**
--------------------------------------------------------------------------------
     $32,568,606.25                                        $6,513.73
================================================================================

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* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $10.25 multiplied by (b) 3,177,425, representing the aggregate number of shares of Raytel Medical Corporation Common Stock outstanding as of February 7, 2002, plus the maximum number of shares expected to be issued pursuant to outstanding options and Raytel's Employee Stock Purchase Plan prior to the date the offer is expected to be consummated.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $6,513.73               Filing Party:  SHL TeleMedicine Acquisition Corp.
Form or Registration No.:  SC-TO-T (005-44873)     Date Filed:    February 22, 2002

         / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/  third-party tender offer subject to Rule 14d-1.

         / /  issuer tender offer subject to Rule 13e-4.

         / /  going-private transaction subject to Rule 13e-3.

         / /  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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         This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule TO initially filed on February 22, 2002 (as amended, this "Schedule TO") by SHL TeleMedicine Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect-wholly owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), and SHL relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.001 per share, of Raytel Medical Corporation, a Delaware corporation ("Raytel"), including the associated rights to purchase the Series A Preferred Stock issued pursuant to the Rights Agreement, dated as of August 14, 1998, by and between Raytel and BankBoston, N.A., as Rights Agent (together, the "Shares"), at a purchase price of $10.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 2 is being filed on behalf of the Purchaser and SHL.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by the following:

         On March 5, 2002 SHL issued a press release announcing its financial results for the year ended December 31, 2001 and reporting the filing of a lawsuit against Raytel, members of its Board of Directors and others. A copy of the press release is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

The following Exhibits are filed herewith:

         *(a)(1)(A)         Offer to Purchase dated February 22, 2002.

         *(a)(1)(B)         Form of Letter of Transmittal.

         *(a)(1)(C)         Form of Notice of Guaranteed Delivery.

         *(a)(1)(D)         Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.

         *(a)(1)(E)         Form of Letter to Clients.




         *(a)(1)(F)         Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
                            Form W-9.

         *(a)(1)(G)         Press Release issued by SHL on February 8, 2002 (incorporated by reference to Offerors'
                            Schedule TO filed February 11, 2002).

         *(a)(1)(H)         Press Release issued by SHL on February 25, 2002 (incorporated by reference to Amendment No. 1 to
                            Offerors' Schedule TO filed February 25, 2002).

          (a)(1)(I)         Press Release issued by SHL on March 5, 2002.

          (b)               None.

         *(d)(1)            Agreement and Plan of Merger dated as of February 7, 2002, by and between SHL, the
                            Purchaser and Raytel (incorporated by reference to Exhibit 1 to Offerors' Schedule 13D filed
                            February 19, 2002).

         *(d)(2)            Stockholders Agreement dated as of February 7, 2002, by and between SHL, the Purchaser and Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller
                            and Allan Zinberg (incorporated by reference to Exhibit 2 to Offerors' Schedule 13D filed
                            February 19, 2002).

         *(d)(3)            Confidentiality Agreement dated as of November 29, 2001 between SHL and Raytel.

          (g)               None.

          (h)               None.


* Previously filed

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            SHL TELEMEDICINE
                                            ACQUISITION CORP.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name: Yariv Alroy
                                                Title: Co-President



                                            SHL TELEMEDICINE LTD.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name:  Yariv Alroy
                                                Title: Co-President




Dated: March 5, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------
*(a)(1)(A)         Offer to Purchase dated February 22, 2002.

*(a)(1)(B)         Form of Letter of Transmittal.

*(a)(1)(C)         Form of Notice of Guaranteed Delivery.

*(a)(1)(D)         Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.

*(a)(1)(E)         Form of Letter to Clients.

*(a)(1)(F)         Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)         Press Release issued by SHL on February 8, 2002 (incorporated by reference to Offerors'
                   Schedule TO filed February 11, 2002).

*(a)(1)(H)         Press Release issued by SHL on February 25, 2002 (incorporated by reference to Amendment No. 1 to
                   Offerors' Schedule TO filed February 25, 2002).

*(a)(1)(I)         Press Release issued by SHL on March 5, 2002.

*(d)(1)            Agreement and Plan of Merger dated as of February 7, 2002, by and between SHL, the
                   Purchaser and Raytel (incorporated by reference to Exhibit 1 to Offerors' Schedule 13D filed
                   February 19, 2002).

*(d)(2)            Stockholders Agreement dated as of February 7, 2002, by and between SHL, the Purchaser and Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller
                   and Allan Zinberg (incorporated by reference to Exhibit 2 to Offerors' Schedule 13D filed
                   February 19, 2002).

*(d)(3)            Confidentiality Agreement dated as of November 29, 2001 between SHL and Raytel.




* Previously filed.